Exhibit 8.2

Crowe Horwath LLP Independent Member Crowe Horwath International

June 2, 2016

Boards of Directors

AF Mutual Holding Company

Alamogordo Financial Corp.

Bancorp 34, Inc.

Bank 34

500 East 10th Street

Alamogordo, New Mexico 88310

RE:	Arizona and New Mexico Income Tax Consequences Relating to the Conversion of AF Mutual Holding Company into the capital stock form of organization

To The Members of the Board of Directors:

You have requested our opinion regarding the Arizona and New Mexico corporate income tax consequences and certain Arizona and New Mexico personal income tax consequences that will result from the conversion of AF Mutual Holding Company, a federal mutual holding company (the “Mutual Holding Company”) into the capital stock form of organization (the “Conversion”), pursuant to the Plan of Conversion and Reorganization of AF Mutual Holding Company, dated March 7, 2016, as amended May 31, 2016 (the “Plan”), and the integrated transactions described below. The relevant transactions referenced in the Plan and in the federal income tax opinion prepared by Luse Gorman, PC are summarized below. All capitalized terms used in this letter shall have the meanings assigned to them in the Plan, unless otherwise defined herein.

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Plan, including all exhibits attached thereto, and upon the “Description of Proposed Transactions” included within the federal income tax opinion regarding the Plan, as prepared by Luse Gorman, PC, dated June 2, 2016, (the “Federal Tax Opinion”). We have assumed these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided with all of the facts necessary to render our opinion. If any of the facts, assumptions or federal income tax conclusions in the Federal Tax Opinion are inaccurate or incorrect, our opinion expressed herein may require modification.

We have not considered any non-income based taxes, or federal, local, or foreign income tax consequences. We have also not considered Arizona or New Mexico taxes other than those recited in this opinion or taxes that might be levied by other states, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any issues outside of the above-specified Arizona and New Mexico taxes. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In connection with our opinion, we have examined originals or copies, certified or otherwise, and identified to our satisfaction the Plan and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In our examination, we have assumed the conformity to the originals of all documents submitted to us as copies. We have also relied upon the assumptions that (i) all signatures are genuine and all documents submitted to us, both originals and copies, are authentic, (ii) each document examined by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been or will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof, and (iv) the factual matters, statements, and recitations contained in the documents are accurate, true and complete. You have represented to us that we have been provided all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations upon which we have relied may require a modification of all or a part of this opinion.

The discussion and conclusions set forth herein are based upon the Arizona and New Mexico statutes and existing administrative and judicial interpretations thereof, as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the statues, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Statement of Facts

Under the terms of the Plan, the Conversion will be effected, in part, by the following relevant transactions:

(i)	Alamogordo Financial Corp., a federal corporation (the “Mid-Tier Holding Company”), has organized Bancorp 34, Inc. (the “Holding Company”) as a Maryland corporation.

(ii)	The Mutual Holding Company will merge with and into the Mid-Tier Holding Company, with the Mid-Tier Holding Company as the resulting entity (the “MHC Merger”), whereby the shares of the Mid-Tier Holding Company common stock held by the Mutual Holding Company will be canceled and each Eligible Account Holder and Supplemental Eligible Account Holder will constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for such person's liquidation interest in the Mutual Holding Company.

(iii)	Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into Holding Company (the “Mid-Tier Merger”) with the Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the members of the Mutual Holding Company will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account and the Minority Shares will automatically, without further action on the part of the holders thereof, be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

(iv)	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale Holding Company Common Stock in the Offering.

(v)	The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for common stock of the Bank and the Bank Liquidation Account.

Arizona

Arizona imposes corporate income tax on the Arizona taxable income of each corporation with a business situs in this state.1 Arizona taxable income is defined as Arizona gross income with certain modifications. Arizona gross income is defined as federal taxable income. Federal taxable income is defined as the taxable income computed pursuant to the Internal Revenue Code as in effect on January 1, 2015.2 The modifications are provided in A.R.S. § 43-1121 and 43-1122. None of the modifications provided in ARS § 43-1121 and 43-1122 would apply to the tax-free reorganizations described in the federal opinion letter.3

1ARS § 43-1111

2ARS §§ 43-1101 and 43-105

3ARS § 43-1121 and 43-1122

Arizona also imposes an individual income tax on the individual’s entire taxable income derived from sources within the state.4 Taxable income is defined as adjusted gross income less certain deductions and personal exemptions. Arizona adjusted gross income is defined as Arizona gross income subject to certain modifications. Arizona gross income is defined as gross income computed pursuant to the Internal Revenue Code.5 The modifications are specified in ARS § 43-1021 and 43-1022. None of the modifications provided in ARS § 43-1021 or 43-1022 would apply to the tax-free reorganizations described in the federal opinion letter.6

New Mexico

New Mexico imposes a corporate income tax upon the net income of every domestic corporation and upon the net income of every foreign corporation, engaged in business in the state or deriving income from any property or employment within the state.7 New Mexico taxable income is defined as base income with certain adjustments. Base income is defined as federal taxable income calculated pursuant to the Internal Revenue Code as currently in effect.8 The adjustments to base income are found in NMSA § 7-2A-2(H). None of the adjustments provided in NMSA § 7-2A-2(H) would apply to the tax-free reorganizations described in the federal opinion letter.

New Mexico also imposes a personal income tax on the net income of every resident individual and nonresident individual employed or engaged in the transaction of business in, into or from the state, or deriving income from any property or employment within this state.9 Net income is defined to be base income with certain adjustments. Base income is defined as a taxpayer’s adjusted gross income plus the amount of net operating loss deduction allowed by section 172(a) of the Internal Revenue Code. Adjusted gross income means adjusted gross income as defined in Section 62 of the Internal Revenue Code.10 The adjustments to base income are found in NMSA § 7-2-2(N). None of the modifications provided in NM 7-2-2(N) would apply to the tax-free reorganizations described in the federal opinion letter.

Opinion

You have provided us with a copy of the Federal Tax Opinion, dated June 2, 2016, regarding the Plan in which Luse Gorman, PC has opined that the various proposed transactions to be undertaken as part of the Plan will be treated for federal income tax purposes as “tax-free reorganizations” within the meaning of Sections 354 and 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Our opinion regarding the Arizona corporate income tax, certain Arizona personal income tax consequences, the New Mexico corporate income tax, and certain New Mexico personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and incorporates the capitalized terms contained in the Federal Tax Opinion.

Our opinion assumes that the final federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the Arizona and New Mexico corporate income tax, and certain personal income tax:

1.)	The federal income tax treatment of the Plan will be respected in the computation of the Arizona and New Mexico income of the Mutual Holding Company, the Mid-Tier Holding Company and the Holding Company for purposes of the Arizona and New Mexico income tax.

2.)	The federal income tax treatment of the Plan will be respected in the computation of the net income of a person required to file an Arizona or New Mexico resident individual income tax return.

4ARS § 43-1011

5ARS § 43-1001

6ARS §§ 43-1021 and 43-1022

7NMSA § 7-2A-3

8NMSA §§ 7-2A-2(C) and 7-2A-2(G)

9NMSA § 7-2-3

10NMSA § 7-2-2

Our opinion is as of the date of this letter and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Our opinion is based solely upon our interpretation of the current Arizona and New Mexico state tax law, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect as of the date of this letter.

Our opinion is not binding on the Arizona Department of Revenue (“AZDOR”) or the New Mexico Taxation and Revenue Department (“NMTRD”), and there can be no assurance that AZDOR or NMTRD will not take a position contrary to the conclusions reached in the opinion.

The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinion expressed herein reflects what we regard to be the material Arizona and New Mexico corporate income tax and certain Arizona and New Mexico personal income tax effects to the Bank, Mutual Holding Company, Mid-Tier Holding Company, and Holding Company of the transaction as described herein; nevertheless, it is an opinion only and should not be taken as assurance of the ultimate tax treatment.

Should it finally be determined that the facts or the federal income tax consequences are not as outlined in the Federal Tax Opinion, the Arizona and New Mexico corporate income tax and certain Arizona and New Mexico personal income tax consequences and our Arizona and New Mexico tax opinion may differ from what is contained herein. If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the Arizona and New Mexico corporate income tax and certain Arizona and New Mexico personal income tax consequences, if any. We have no responsibility to update this opinion for events, transactions, circumstances, or changes in any of the facts, assumptions or representations occurring after the date of this letter. You agree to notify us in writing upon any changes to the representations you have made to us.

We hereby consent to the filing of the opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the FRB and to the Holding Company’s Registration Statement on Form S-1 as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1 under the captions “The Conversion and Offering-Material Income Tax Consequences” and “Legal Matters.”

Very truly yours,

Crowe Horwath LLP